UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT of 1934
                                (AMENDMENT NO.3)*

                           Peak International Limited
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    G69586108
                                 (CUSIP NUMBER)

                                January 26, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)

         [ X]  Rule 13d-1(c)

         [    ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. G69586108                 13G

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          L-R Managers, LLC.
          I.R.S. Identification No.: 13-3951008

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable                 (a)       |     |
                                         (b)       | X |

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


                        5      SOLE VOTING POWER
NUMBER OF                          755,000

SHARES                  6      SHARED VOTING POWER
                                   0
BENEFICIALLY
                        7      SOLE DISPOSITIVE POWER
OWNED BY                           755,000

EACH REPORTING          8      SHARED DISPOSITIVE POWER
                                    0
PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          863,822 (See Item 8)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
          Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.35%

12   TYPE OF REPORTING PERSON*
          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Peak International Limited

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Units 4, 5 and 7, 37th Floor
            Wharf Cable Tower
            9 Hoi Shing Road
            Tsuen Wan
            N.T., Hong Kong

Item 2(a).  Name of Person Filing:

            L-R Managers, LLC

Item 2(b).  Address of Principal Business Office:

            30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            G69586108

Item 3. If this statement is filed pursuant to Rules 13d- 1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment Company registered under Section 8 of the
            Investment Company Act,

(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-(b)(1)(ii)(F),

(g)         Parent Holding Company, in accordance with
            Rule 13d-1(b)(ii)(G),

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.     Ownership

            As of March 16, 2001:

       (a)  Amount Beneficially Owned:

            863,822

       (b)  Percent of Class:

            6.35%

       (c)  Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote 755,000,

           (ii) shared power to vote or to direct the vote 0,

           (iii)sole power to dispose or to direct the disposition of 755,000,

           (iv) shared power to dispose or to direct the disposition of 0.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     L-R Managers, LLC is making this filing on behalf of L-R Global Partners, L.P., a Delaware limited partnership, which owns 755,000 shares of common stock of Peak International Limited, which represents more than 5% of Peak's outstanding common shares. L-R Global Partners, L.P. has sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned by record of it.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

     L-R Managers, LLC and Rockefeller & Co., Inc. ("R&Co."), an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940, may be deemed to be acting as a Group with respect to Peak International Limited and therefore may be deemed to have beneficial ownership with respect to the Peak International Limited securities held by the other. J. Murray Logan, an affiliate of R&Co., is the investment manager of L-R Managers, LLC. (See separate filing of Rockefeller & Co., Inc. dated March 16, 2001.)

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2001
(Date)

         L-R Managers, LLC
By:      Rockefeller & Co., Inc., as General Manager


By:      /S/ J. Murray Logan

         J. Murray Logan, Investment Manager
         (Name/Title)